Exhibit 99.5
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ASML Discloses Results of Annual Shareholder Meeting

VELDHOVEN, the Netherlands, March 19, 2004 - ASML Holding NV (ASML) today announced the results of its Annual General Meeting of Shareholders held on March 18, 2004.

During the proceedings, the following were approved:

i. ASML's financial statements as at and for the year ended December 31, 2003;

ii.    a proposal to adopt the remuneration policy for the Board of Management;

iii. A) a proposal to approve the stock option and share arrangements for the Board of Management over the financial year 2004; and
       B) a proposal to approve the employee stock option arrangements over the financial year 2004;

iv.    a proposal to amend the Articles of Association of the Company;

v. a proposal to authorize the Board of Management through September 18, 2005 to issue shares equivalent to up to 10 percent of ASML's paid-up capital plus an additional 10 percent of ASML's paid up capital to be used in connection with mergers and acquisitions and to restrict or exclude shareholders' pre-emption rights in connection with any such issuance; and

vi. a proposal to authorize the Board of Management through September 18, 2005 to repurchase up to 10 percent of the issued share capital of ASML at a price between the par value of the shares acquired and 110 percent of the average market price of these securities on Euronext Amsterdam or the NASDAQ National Market.

The reserves and dividend policy of ASML was explained: ASML's current policy is to not distribute any dividends or reserves, but to invest these proceeds, if any, in research and development and technology.

The General Meeting fully discharged the members of the Board of Management and the Supervisory Board for the performance of their respective duties in the financial year 2003.

In addition, ASML gave an explanation with respect to ASML's view on the recently published Dutch Corporate Governance Code.

The Supervisory Board increased its number of members from 6 to 7, due to the increased workload; re-appointed Mr. H. Bodt for an additional term and appointed Messrs. F. Frohlich and A.P.M. van der Poel. Mr. Frohlich replaces Mr. S. Bergsma, who retired by rotation and was not available for re-appointment.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
tel: +1.203.761.6300
fax: +1.203.761.4207

ASML
Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005
fax: +1.480.383.3976

ASML
Franki D'Hoore
Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494
fax: +31.40.268.3655